SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          CORAM HEALTHCARE CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

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                                    218103109
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                                 (CUSIP Number)

                                                 with a copy to:
         Stephen Feinberg                        Robert G. Minion, Esq.
         450 Park Avenue                         Lowenstein Sandler PC
         28th Floor                              65 Livingston Avenue
         New York, New York  10022               Roseland, New Jersey  07068
         (212) 421-2600                          (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 26, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.        218103109
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1)   Names of  Reporting  Persons/I.R.S.  Identification  Nos. of Above  Persons
     (entities only):

                                Stephen Feinberg
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2)   Check the  Appropriate Box if a Member of a Group (See  Instructions):

      (a) Not
      (b) Applicable
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3)   SEC Use Only
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4)   Source of Funds (See Instructions): WC
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):

                                 Not Applicable
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6)   Citizenship or Place of Organization: United States
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      Number of                               7) Sole Voting Power:         *
      Shares Beneficially                     8) Shared Voting Power:       *
      Owned by
      Each Reporting                          9) Sole Dispositive Power:    *
      Person With:                           10) Shared Dispositive Power:  *
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 14,359,636*
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12)  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions):

                                 Not Applicable
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13)  Percent of Class Represented by Amount in Row (11): 22.7%*
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14)  Type of Reporting Person (See Instructions): IA, IN

________________
*Cerberus Partners, L.P. ("Cerberus") is the holder of $15,174,268 principal amount of Series B Convertible Subordinated Notes due 2008 (the "Series B Notes") of Coram Healthcare Corporation (the "Company"); Cerberus International, Ltd. ("International") is the holder of $9,644,090 principal amount of Series B Notes of the Company; Ultra Cerberus Fund, Ltd. ("Ultra") is the holder of $989,137 principal amount of Series B Notes of the Company and certain private investment funds (the "Funds") in the aggregate are the holder of $7,418,531 principal amount of Series B Notes of the Company. The Series B Notes are convertible, at the option of the holder thereof, into shares of Common Stock (the "Shares") of the Company at the rate of $3.00 per Share, which conversion rate is subject to adjustment in certain circumstances. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Ultra and the Funds. In addition, $7,238,688 principal amount of Series B Notes are held of record by Cerberus, with respect to which Stephen Feinberg exercises sole voting but no investment control over such Series B Notes and the Shares into which such Series B Notes are convertible. Also, Cerberus, International, Ultra and the Funds are the holders of warrants to purchase, respectively, 246,637, 327,150, 32,976 and 248,147 additional Shares from the Company and Stephen Feinberg possesses sole voting but no investment control over warrants to purchase an additional 16,488 Shares from the Company and sole voting but no investment control over the Shares underlying such 16,488 warrants. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 14,359,636 Shares, or 22.7% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, as of August 11, 1998 there were issued and outstanding 48,887,107 Shares. As of August 26, 1998, Cerberus was the holder of $15,174,268 principal amount of Series B Convertible Subordinated Notes due 2008 of the Company (the "Series B Notes"); International was the holder of $9,644,090 principal amount of Series B Notes; Ultra was the holder of $989,137 principal amount of Series B Notes and the Funds in the aggregate were the holder of $7,418,531 principal amount of Series B Notes. The Series B Notes are convertible, at the option of the holder thereof, into Shares at the rate of $3.00 per Share, which conversion rate is subject to adjustment in certain circumstances. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Ultra and the Funds. In addition, $7,238,688 principal amount of Series B Notes are held of record by Cerberus but are beneficially owned by certain persons and entities unrelated to Stephen Feinberg (the "Unaffiliated Entities") and with respect to which Stephen Feinberg possesses sole voting but no investment control over such Unaffiliated Entities' Series B Notes and the Shares into which such Series B Notes are convertible.

          Pursuant to an agreement with the Company dated October 13, 1995, Cerberus, International, Ultra, the Funds and the Unaffiliated Entities are the holders of warrants to purchase, respectively, 76,606, 61,901, 5,771, 44,109 and 2,886 additional Shares. Stephen Feinberg possesses sole voting but no investment control over such Unaffiliated Entities' 2,886 warrants and the Shares underlying such warrants.

          Pursuant to an agreement with the Company dated August 26, 1998, Cerberus, International, Ultra, the Funds and the Unaffiliated Entities are the holders of additional warrants (the "New Warrants") to purchase, respectively, 170,031, 265,249, 27,205, 204,038 and 13,602 additional Shares. Stephen Feinberg possess sole voting but no investment control over such Unaffiliated Entities' 13,602 New Warrants and the Shares underlying such New Warrants.

          Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 14,359,636 Shares, or 22.7% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

          The only transactions in Shares, or securities convertible into Shares, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, since the filing of the Schedule 13D by Mr. Feinberg as of June 30, 1998 were the August 26, 1998 acquisition of the New Warrants described above by Cerberus, International, Ultra, the Funds and the Unaffiliated Entities in a private transaction by and among the Company, Coram, Inc. ("CI"), Cerberus, Goldman Sachs Credit Partners, L.P. ("GSCP") and Foothill Income Trust, L.P. ("FIT"), an affiliate of Foothill Capital Corporation ("FCC").

          Pursuant to an agreement between Cerberus and GSCP, dated as of April 22, 1997 (the "GSCP Agreement"), GSCP has the right to receive the dividends from, and the proceeds from the sale of, $8,992,159 principal amount (the "GSCP Interest") of the $15,174,268 principal amount of Series B Notes held by Cerberus and the Shares into which such Series B Notes relating to the GSCP Interest are convertible. In addition, as described above, the Unaffiliated Entities in the aggregate have the right to receive the dividends from, and the proceeds from the sale of, $7,238,688 principal amount of Series B Notes and the Shares into which such Series B Notes are convertible and warrants to purchase 16,488 Shares and the Shares underlying such 16,488 warrants.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          As of August 20, 1998, Cerberus, along with GSCP, FIT and FCC entered into a Credit Agreement with the Company and CI pursuant to which Cerberus, GSCP and FIT were to provide a senior credit facility to the Company of up to $60 million for acquisitions, working capital, letters of credit and other corporate purposes (the "New Senior Credit Facility"). The New Senior Credit Facility expires in February 2001 and bears interest on outstanding principal balances at a per annum rate equal to prime plus 1.5%, subject to increase in certain circumstances. On August 26, 1998, Coram (i) received initial funding under the New Senior Credit Facility and (ii) issued the New Warrants described in Item 5 hereof.

          As of April 22, 1997, Cerberus and GSCP entered into the GSCP Agreement pursuant to which Cerberus transferred to GSCP the right to receive the proceeds of, including the dividends from and the proceeds from the sale of, certain securities of the Company held by Cerberus, including (i) the GSCP Interest in the Series B Notes and the Shares into which such Series B Notes are convertible and (ii) $15,341,104 principal amount of the $69,034,968 principal amount of the Series A Notes due 2000 of the Company held by Cerberus.

          The Series B Notes and the Shares issuable upon conversion of the Series B Notes have the benefit of certain registration rights granted to the holders thereof by the Company.

          Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            September 8, 1998


                                            /s/ Stephen Feinberg
                                            Stephen Feinberg, in his capacity as
                                            the  managing   member  of  Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of   Cerberus   International,
                                            Ltd.,  Ultra Cerberus Fund, Ltd. and
                                            the Funds


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).